                                 SCHEDULE 13E-3/A

                                  (Rule l3e-1)
        Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                               (Amendment No. 4)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
                           (Pursuant to Section 13(e)
                     of the Securities Exchange Act of 1934)

                          HERBALIFE INTERNATIONAL, INC.

                                (Name of Issuer)

                          HERBALIFE INTERNATIONAL, INC.
                                   MARK HUGHES
                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.

                       (Name of Persons Filing statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE

                        (Title of Classes of Securities)

                                    ---------

                               426908208 (CLASS A)
                               426908307 (CLASS B)

                     (CUSIP Number of Classes of Securities)

                                   -----------

                          Herbalife International, Inc.
                             1800 Century Park East
                          Los Angeles, California 90067
                               Tel: (310) 410-9600
                         Attn. Robert A. Sandler, Esq.

      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                              Anthony T. Iler, Esq.
                               Irell & Manella LLP
                        333 South Hope Street, Suite 3300
                          Los Angeles, California 90071
                                 (213) 620-1555

                               ------------------
                               ------------------

     The filers hereby amend and supplement their Schedule 13e-3, filed September 17, 1999, (as amended, the "Schedule 13e-3"), as set forth in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statement on Schedule 14D-1 of MH Millennium Holdings LLC and its wholly owned subsidiary MH Millennium Acquisition Corp. filed with the SEC on September 17, 1999, as amended.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         Item 3(a) of the Schedule 13e-3 is hereby amended as follows:

         The following sentences are inserted after the period in the seventh line from the top of page 5 of the Offer to Purchase in the tenth paragraph under the heading "Special Factors -- Background of the Offer and the Merger":

                  Article III(I) of Herbalife's Amended and Restated Articles of Incorporation provides, in relevant part: "In the event of a merger or consolidation of the corporation with or into another entity . . . the holders of Class B Common Stock shall be entitled to receive the same per share consideration as the per share consideration, if any, received by any holder of the Class A Common Stock in such merger or consolidation." This provision requires that in any merger, the two classes of Herbalife stock must receive the same price.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4(a) of the Schedule 13e-3 is hereby amended as follows:

         The first paragraph under the heading "The Tender Offer -- 2. Acceptance for Payment and Payment for Shares", which appears on page 28 of the Offer to Purchase, is replaced in its entirety with the following:

                  2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Time. Shares will be accepted as soon as practicable after the later to occur of (i) the Expiration Time, and (ii) the satisfaction or waiver of the conditions set forth in Section 5 regarding Governmental Approvals. Any determination concerning the satisfaction of the terms and conditions of the Offer will be in the reasonable discretion of the Purchaser. See Section 5. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. See Section 12.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         Item 7(c-d) of the Schedule 13e-3 is hereby amended as follows:

         The phrase "and no other material assumptions were made" is added after the word "assumptions" and before roman "(i)" in the second sentence of the last paragraph of p. 24 of the Offer to Purchase under the heading "Certain Financial Projections."

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         Item 8(a) of the Schedule 13e-3 is hereby amended as follows:

         The section entitled "Special Factors -- Position of the Purchaser As to the Fairness of the Offer and the Merger", which appears on pages 19 and 20 of the Offer to Purchase, is replaced in its entirety with the following:

         POSITION OF THE PARENT, THE PURCHASER AND MR. HUGHES AS TO THE FAIRNESS OF THE OFFER AND THE MERGER

                  The Parent, the Purchaser and Mr. Hughes have considered the analyses and findings of the Special Committee and the Board of Directors (described in detail in "-- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger") with respect to the fairness of the Offer and the Merger. As of the date of this Offer to Purchase, the Parent, the Purchaser and Mr. Hughes believe, based in part on the analyses and findings of the Special Committee and the Board of Directors with respect to the fairness of the Merger, that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are fair to, and are in the best interests of, the Public Stockholders. Neither the Parent, the Purchaser nor Mr. Hughes makes any recommendation as to whether the Public Stockholders should tender their shares in the Offer.

                  The Parent, the Purchaser and Mr. Hughes believe that the Offer and the Merger are procedurally fair to the Public Stockholders of Herbalife based in part on the reasons stated above by the Special Committee.

         Item 8(b) of the Schedule 13e-3 is hereby amended as follows:

         The seventh paragraph under the heading "Special Factors -- Opinion of Financial Advisor to the Special Committee", which appears on page 15 of the Offer to Purchase, is replaced in its entirety with the following:

                  Bear Stearns noted that the Continuing Stockholder owns a majority of the Class A Shares and Class B Shares of Herbalife. Bear Stearns also noted that the Continuing Stockholder has represented to Bear Stearns and to the Special Committee that he has no intention of selling any of his Shares. Accordingly, neither Bear Stearns nor the Special Committee solicited, nor was Bear Stearns asked to solicit, third party acquisition interest in Herbalife or its assets in liquidation. Bear Stearns assumed that the representations and warranties made in the Merger Agreement were true and that the Offer and the Merger will be completed in accordance with the terms of the Merger Agreement. The Bear Stearns Opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date at such Opinion.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         Item 15(b) of the Schedule 13e-3 is hereby amended as follows:

         The following two sentences are added to the end of the third paragraph under the heading "Special Factors -- Background of the Offer and the Merger" which appears on page 3 of the Offer to Purchase:

                  Donaldson, Lufkin & Jenrette was the only investment banking firm engaged by Herbalife. Donaldson, Lufkin & Jenrette was not engaged to, and, in view of representations by Mr. Hughes that he was unwilling to sell his Shares to a third party, did not solicit, third party interest in the acquisition of Herbalife or its assets.

ITEM 16. ADDITIONAL INFORMATION.

         Item 16 of the Schedule 13e-3 is hereby amended and restated as follows:

                  (a) The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

                  (b) The information set forth in "The Tender Offer -- 8. Certain Information Concerning the Purchaser and the Parent" of the Offer to Purchase is incorporated herein by reference.

                  (c) On September 14, 1999, three putative class action lawsuits, one entitled Patricia Lisa and Harbor Finance Partners v. Mark Hughes, et al., Case No. BC 216711, one entitled Kevin Coyle v. Mark Hughes, et al., Case No. BC 216759 and one entitled Stuart H. Savett v. Herbalife International, Inc., et al., Case No. BC 216761, were filed in the Superior Court of the State of California, County of Los Angeles, challenging the fairness of the proposed transaction. Four similar lawsuits were later filed in the same court, one on September 15, 1999, entitled Kenneth Schweitzer v. Herbalife International, Inc. et al., Case No. BC 216823, two others on September 16, 1999, entitled Frances Longstreth v. Herbalife International, Inc., et al., Case No. BC 216911 and Rae Ellen Plattus vs. Christopher Pair, et al., Case No. BC 16904 and one on September 17, 1999, entitled Lee Brenin vs. Mark Hughes, et al., Case No. BC 216932. In addition, three similar lawsuits were filed in the District Court, Clark County, Nevada, one on September 14, 1999, entitled Colleen M. Tharp vs. Herbalife International, Inc., et al., Case No. A408158II, one on September 15, 1999, entitled Francis Mcfarlain, IRA vs. Herbalife International, Inc., et al., Case No. A408159I, and one on September 22, 1999, entitled Kevin Coyle vs. Mark Hughes, et al., Case No. A408466. These lawsuits are referred to collectively herein as the "Lawsuits."

                  The Lawsuits challenge the fairness of the proposed transaction to the Company's Public Stockholders, alleging, among other things, that the price to be paid in the Offer and the Merger does not reflect the value of the Company's assets, and that the Offer and the Merger are unfair because they will deprive the Public Stockholders of the ability to share proportionately in the Company's future growth in profits and earnings. The Lawsuits also allege that the Special Committee was not independent, and that the Company's directors breached their fiduciary duties to the Public Stockholders in approving the proposed transactions. The plaintiffs have requested an injunction prohibiting the defendants from proceeding with the proposed transactions, unspecified damages, costs and attorneys' fees, and other relief.

                  The Company and Mr. Hughes believe that the Lawsuits are without merit and plan to vigorously defend them and any other actions that may be brought in connection with the proposed transactions. There can be no assurances, however, with regard to the outcome of any such suits or to the impact that an adverse result would have on the Company's and the Purchaser's ability to consummate the Offer, the Merger and the related transactions.

                  The Company believes that an additional lawsuit may have been filed but the Company has not yet been served with such lawsuit.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS:


EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
  (a)(1)            Letter from Donaldson, Lufkin & Jenrette Securities
                    Corporation to the Board of Directors and the Special
                    Committee of Herbalife International, Inc., dated September
                    13, 1999 (incorporated by reference to Exhibit (b)(1) of the amendment number 2 to Schedule 14D-1).
  (b)(1)            Fairness Opinion of Bear, Stearns & Co. Inc. dated
                    September 13, 1999 (included as Annex B to Exhibit (d)(i)).
  (b)(2)            Presentation materials prepared by Bear, Stearns & Co. Inc.
                    presented to the Special Committee of the Board of
                    Directors of the Company on September 13, 1999 (filed with the Schedule 13e-3 filed on September 17, 1999).
  (c)(1)            Agreement and Plan of Merger, dated as of September 13,
                    1999, by and among the Company, Purchaser, Parent, The Mark
                    Hughes Family Trust and Mark Hughes (included as Annex A to
                    Exhibit (d)(1)).
  (c)(2)            The Equity Commitment letter from Mark Hughes to the
                    Company dated September 10, 1999 (incorporated herein by
                    reference to Exhibit (c)(2) to the Schedule 14D-1).
  (d)(1)            Offer to Purchase, dated September 17, 1999 (incorporated
                    herein by reference to Exhibit (a)(1) to the Schedule
                    14D-1).
  (d)(2)            Letter of Transmittal (incorporated herein by reference to
                    Exhibit (a)(2) to the Schedule 14D-1).
  (d)(3)            Notice of Guaranteed Delivery (incorporated herein by
                    reference to Exhibit (a)(3) to the Schedule 14D-1).
  (d)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees (incorporated herein by
                    reference to Exhibit (a)(4) to the Schedule 14D-1).
  (d)(5)            Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees (incorporated
                    herein by reference to Exhibit (a)(5) to the Schedule
                    14D-1).
  (d)(6)            Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (incorporated herein by
                    reference to Exhibit (a)(6) to the Schedule 14D-1).
  (d)(7)            Summary Advertisement, dated September 17, 1999
                    (incorporated herein by reference to Exhibit (a)(7) to the
                    Schedule 14D-1).
  (d)(8)            Press Release, dated September 13, 1999, issued by
                    Purchaser (incorporated herein by reference to Exhibit
                    (a)(8) to the Schedule 14D-1).
  (e)               Description of Dissenter's Rights (included as Annex C to
                    Exhibit (d)(1)).
  (f)               Not Applicable.
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct.,
                    September 14, 1999) (incorporated by reference to
                    Exhibit (g)(1) of amendment number 2 to Schedule 14D-1).
  (g)(2)            Complaint in Stuart H. Savett vs. Herbalife International,
                    Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999) (incorporated by reference to Exhibit (g)(2) of
                    amendment number 2 to Schedule 14D-1).
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup.
                    Ct., September 15, 1999) (incorporated by reference to
                    Exhibit (g)(3) of amendment number 2 to Schedule 14D-1).
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct.,
                    September 16, 1999) (incorporated by reference to
                    Exhibit (g)(4) of amendment number 2 to Schedule 14D-1).
  (g)(5)            Complaint in Rae Ellen Plattus vs. Christopher Pair, et
                    al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999)
                    (incorporated by reference to Exhibit (g)(5) of amendment
                    number 2 to Schedule 14D-1).
  (g)(6)            Complaint in Colleen M. Tharp vs. Herbalife International,
                    Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999)
                    (incorporated by reference to Exhibit (g)(6) of amendment
                    number 2 to Schedule 14D-1).
  (g)(7)            Complaint in Francis Mcfarlain, IRA vs. Herbalife
                    International, Inc., Case No. A408159I (NV Dist. Ct.,
                    September 15, 1999) (incorporated by reference to
                    Exhibit (g)(7) of amendment number 2 to Schedule 14D-1).
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment number 2 to
                    Schedule 14D-1).
  (g)(9)            Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    BC216759 (CA Sup. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(9) of amendment number 4 to
                    Schedule 14D-1).
  (g)(10)           Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    A408466 (NV Dist. Ct., September 22, 1999) (incorporated by reference to Exhibit (g)(10) of amendment number 4 to
                    Schedule 14D-1).
  (h)(1)            Information Statement filed on Schedule 14C by Herbalife
                    International, Inc., on September 29, 1999 (filed with
                    amendment number 2 to Schedule 13E-3).

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


October 12, 1999                   HERBALIFE INTERNATIONAL, INC.




                                   By: /s/ TIMOTHY GERRITY
                                       -----------------------------------------
                                       Name:  Timothy Gerrity
                                       Title: Chief Financial Officer



                                   MARK HUGHES



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name: Mark Hughes




                                   MH MILLENNIUM HOLDINGS LLC



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: Managing Member



                                   MH MILLENNIUM ACQUISITION CORP.



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: President

                                 EXHIBIT INDEX


EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
  (a)(1)            Letter from Donaldson, Lufkin & Jenrette Securities
                    Corporation to the Board of Directors and the Special
                    Committee of Herbalife International, Inc., dated September
                    13, 1999 (incorporated by reference to Exhibit (b)(1) of the amendment number 2 to Schedule 14D-1).
  (b)(1)            Fairness Opinion of Bear, Stearns & Co. Inc. dated
                    September 13, 1999 (included as Annex B to Exhibit (d)(i)).
  (b)(2)            Presentation materials prepared by Bear, Stearns & Co. Inc.
                    presented to the Special Committee of the Board of
                    Directors of the Company on September 13, 1999 (filed with the Schedule 13e-3 filed on September 17, 1999).
  (c)(1)            Agreement and Plan of Merger, dated as of September 13,
                    1999, by and among the Company, Purchaser, Parent, The Mark
                    Hughes Family Trust and Mark Hughes (included as Annex A to
                    Exhibit (d)(1)).
  (c)(2)            The Equity Commitment letter from Mark Hughes to the
                    Company dated September 10, 1999 (incorporated herein by
                    reference to Exhibit (c)(2) to the Schedule 14D-1).
  (d)(1)            Offer to Purchase, dated September 17, 1999 (incorporated
                    herein by reference to Exhibit (a)(1) to the Schedule
                    14D-1).
  (d)(2)            Letter of Transmittal (incorporated herein by reference to
                    Exhibit (a)(2) to the Schedule 14D-1).
  (d)(3)            Notice of Guaranteed Delivery (incorporated herein by
                    reference to Exhibit (a)(3) to the Schedule 14D-1).
  (d)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees (incorporated herein by
                    reference to Exhibit (a)(4) to the Schedule 14D-1).
  (d)(5)            Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees (incorporated
                    herein by reference to Exhibit (a)(5) to the Schedule
                    14D-1).
  (d)(6)            Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (incorporated herein by
                    reference to Exhibit (a)(6) to the Schedule 14D-1).
  (d)(7)            Summary Advertisement, dated September 17, 1999
                    (incorporated herein by reference to Exhibit (a)(7) to the
                    Schedule 14D-1).
  (d)(8)            Press Release, dated September 13, 1999, issued by
                    Purchaser (incorporated herein by reference to Exhibit
                    (a)(8) to the Schedule 14D-1).
  (e)               Description of Dissenter's Rights (included as Annex C to
                    Exhibit (d)(1)).
  (f)               Not Applicable.
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct.,
                    September 14, 1999) (incorporated by reference to
                    Exhibit (g)(1) of amendment number 2 to Schedule 14D-1).
  (g)(2)            Complaint in Stuart H. Savett vs. Herbalife International,
                    Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999) (incorporated by reference to Exhibit (g)(2) of
                    amendment number 2 to Schedule 14D-1).
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup.
                    Ct., September 15, 1999) (incorporated by reference to
                    Exhibit (g)(3) of amendment number 2 to Schedule 14D-1).
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct.,
                    September 16, 1999) (incorporated by reference to
                    Exhibit (g)(4) of amendment number 2 to Schedule 14D-1).
  (g)(5)            Complaint in Rae Ellen Plattus vs. Christopher Pair, et
                    al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999)
                    (incorporated by reference to Exhibit (g)(5) of amendment
                    number 2 to Schedule 14D-1).
  (g)(6)            Complaint in Colleen M. Tharp vs. Herbalife International,
                    Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999)
                    (incorporated by reference to Exhibit (g)(6) of amendment
                    number 2 to Schedule 14D-1).
  (g)(7)            Complaint in Francis Mcfarlain, IRA vs. Herbalife
                    International, Inc., Case No. A408159I (NV Dist. Ct.,
                    September 15, 1999) (incorporated by reference to
                    Exhibit (g)(7) of amendment number 2 to Schedule 14D-1).
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment number 2 to
                    Schedule 14D-1).
  (g)(9)            Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    BC216759 (CA Sup. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(9) of amendment number 4 to
                    Schedule 14D-1).
  (g)(10)           Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    A408466 (NV Dist. Ct., September 22, 1999) (incorporated by reference to Exhibit (g)(10) of amendment number 4 to
                    Schedule 14D-1).
  (h)(1)            Information Statement filed on Schedule 14C by Herbalife
                    International, Inc., on September 29, 1999 (filed with
                    amendment number 2 to Schedule 13E-3).